Prospectus Supplement No. 8 Filed Pursuant to Rule 424(b)(3)

(to Prospectus dated June 3, 2020)

Registration Statement No. 333-237748

PROSPECTUS SUPPLEMENT NO. 8

Atlas Technical Consultants, Inc.

27,780,345 Shares of Class A Common Stock

This prospectus supplement No. 8 (this “Prospectus Supplement”) updates, amends and supplements the prospectus dated June 3, 2020, as supplemented (the “Prospectus”), which forms a part of our registration statement on Form S-1, File No. 333-237748 (the “Registration Statement”) relating to the resale by the selling security holders named in this prospectus or their permitted transferees of up to 27,780,345 shares of our Class A common stock, 3,805,977 of which represent shares of Class A common stock held by certain selling security holders named in this prospectus and 23,974,368 of which represent shares of Class A common stock that may be issued from time to time, pursuant to the amended and restated limited liability company agreement of Atlas TC Holdings LLC, a subsidiary of the Company (“Holdings”), dated February 14, 2020 (the “LLC Agreement”), to certain members of Holdings, that own units in Holdings (“Holdings Units”), upon exchange of such members’ Holdings Units, together with an equal number of shares of our Class B common stock, par value $0.0001 per share (“Class B common stock”), which were issued to AS&M Holdings LP, a Delaware limited partnership (formerly known as “Atlas Technical Consultants Holdings LP,” referred to herein as “AS&M Holdings”), in connection with, and as part of the consideration for, our business combination (the “Business Combination”) with Atlas Intermediate Holdings LLC, a Delaware limited liability company (“Atlas Intermediate”), which we consummated on February 14, 2020.

The selling security holders may offer, sell or distribute shares of Class A common stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of shares of Class A common stock owned by the selling security holders. We will bear all costs, expenses and fees in connection with the registration of these shares of Class A common stock, including with regard to compliance with state securities or “blue sky” laws. The selling security holders will bear all commissions and discounts, if any, attributable to their sale of shares of Class A common stock.

This Prospectus was previously updated in order to reflect the distribution and transfer (the “Distribution”) of 2,537,382 Holdings Units that were already included in the Registration Statement, together with an equal number of shares of Class B common stock, from AS&M Holdings to certain of its limited partners (the “Transferees”). This Prospectus Supplement is being filed to reflect that certain of the Transferees have elected to be included in the updated selling security holders table included in the Prospectus and certain of the Transferees may elect to be included in the selling security holders table in future supplements to the Prospectus. The Holdings Units and Class B common stock subject to the Distribution were already included in the Registration Statement. This Prospectus Supplement does not include any new or additional shares that were not already reflected in the Prospectus.

The attached information updates, amends and supplements certain information contained in the Prospectus. To the extent information in this Prospectus Supplement differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement is the more current information. This Prospectus Supplement is not complete without, and should not be delivered or utilized, except in conjunction with the Prospectus, including any supplements and amendments thereto. You should read this Prospectus Supplement in conjunction with the Prospectus, including any supplements and amendments thereto.

Our Class A common stock is traded on The NASDAQ Stock Market (“NASDAQ”) under the symbol “ATCX”. On November 24, 2020, the last reported sale price of our Class A common stock was $5.09 per share. As of November 25, 2020, we had 10,188,103 shares of Class A common stock issued and outstanding and 24,678,978 shares of Class B common stock issued and outstanding.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 25, 2020.

Selling Security Holders

The selling security holders may offer and sell, from time to time, up to 27,780,345 shares of Class A common stock, which includes 3,805,977 shares of Class A common stock held by certain selling security holders named in this prospectus and 23,974,368 shares of Class A common stock that may be issued from time to time to certain members of Atlas Holdings, that own units in Holdings Units, upon exchange of such members’ Holdings Units, together with an equal number of shares of our Class B common stock. The term “selling security holders” includes the stockholders listed in the table below and their permitted transferees.

The following table has been updated to reflect the Distribution as discussed above and provides, as of November 25, 2020, information regarding the beneficial ownership of the Class A common stock held by each of the selling security holders, the number of shares of Class A common stock that may be sold by each selling security holder under this prospectus and that each selling security holder will beneficially own after this offering.

Because each selling security holder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a selling security holder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the selling security holders and further assumed that the selling security holders will not acquire beneficial ownership of any additional securities during the offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

We may amend or supplement this prospectus from time to time in the future to update or change this selling security holders list and the securities that may be resold.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of Class A common stock and the right to acquire such voting or investment power within 60 days through the exercise of any option, warrant or other right. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to the shares of Class A common stock beneficially owned by them. Except as described in the footnotes to the following table and under “Certain Relationships and Related Party Transactions” below, none of the persons named in the table has held any position or office or had any other material relationship with us or our affiliates during the three years prior to the date of this prospectus. The inclusion of shares of Class A common stock in this table does not constitute an admission of beneficial ownership for the person named below.

Name of Selling Security Holder	Common Stock Beneficially Owned Prior to Offering	Number of Shares Available Pursuant to this Prospectus(1)	Common Stock Beneficially Owned After Offering		Percentage of Common Stock Beneficially Owned After Offering(3)
Boxwood Sponsor LLC(4)	2,918,750	2,225,000	693,750	(2)	—
Bernhard Capital Partners(5)	19,824,101	19,824,101	—		—
GSO Entity(6)	2,200,000	1,200,000	1,000,000		2.87%
PTE Holdings Inc.(7)	189,962	189,962	—		—
Engineering & Testing Services Group(8)	1,123,656	1,123,656	—		—
MIHI LLC(9)	200,000	200,000	—		—
SCST Inc.(10)	105,977	105,977	—		—
Gary Cappa(11)(12)	1,145,861	1,145,861	—		—
L. Joe Boyer(11)	606,700	606,700	—		—
Edwin H. Gratton, Jr.(11)	216,796	216,796	—		—
Paul Grillo(11)	179,622	179,622	—		—
William Michael Ballard(11)	36,795	36,795	—		—
Dennis Turner(11)	26,957	26,957	—		—
Alan P. Krusi	25,000	25,000	—		—
Joe Reece	76,820	25,000	51,820		*
Richard A. Gadbois	25,000	25,000	—		—
Ernesto De La Garza(11)	16,733	16,733	—		—
Martin Lowenthal(11)	15,544	15,544	—		—
Alan Agadoni(11)	9,528	9,528
Kevin Sommers(11)	9,528	9,528	—		—
Vineet Sharma(11)	6,972	6,972	—		—
Randy Morton(11)	6,623	6,623	—		—

*	Represents less than 1%.
(1)	Represents the number of shares being registered on behalf of the selling security holder pusuant to this Registration Statement, which may be less than the total number of shares held by the selling security holder.
(2)	Represents 693,750 shares of Class A common stock issued to Boxwood Sponsor LLC (“Boxwood Sponsor”) on November 18, 2020 in connection with the completion of its exchange offer and consent solicitation relating to its outstanding warrants.
(3)	Assumes the redemption of all outstanding Holdings Units in exchange for Class A common stock, and the subsequent cancellation of Class B common stock, in accordance with Holdings LLC Agreement and our Charter.
(4)	Comprised of 2,225,000 shares of Class A common stock. Boxwood Sponsor is jointly owned and managed by MIHI Boxwood Sponsor, LLC (“MIHI Boxwood Sponsor”), which is controlled by MIHI LLC (“MIHI”), and Boxwood Management Company, LLC (“Boxwood Management”). MIHI and Boxwood Management have shared voting and dispositive power with respect to the shares held by Boxwood Sponsor and, as such, may be deemed to beneficially own the shares held by Boxwood Sponsor. MIHI is a member managed LLC indirectly controlled by Macquarie Group Limited (“Macquarie”), a publicly listed company in Australia. Shemara Wikramanayake is the chief executive officer of Macquarie and in such position has voting and dispositive power with respect to securities held by MIHI Boxwood Sponsor and MIHI. By virtue of the relationships described in this footnote, Macquarie and Ms. Wikramanayake may be deemed to share beneficial ownership of all shares held by MIHI Boxwood Sponsor and MIHI. Each of Macquarie and Ms. Wikramanayake expressly disclaims any such beneficial ownership, except to the extent of their individual pecuniary interests therein. Mr. Kadenacy owns a majority interest in, and is the sole manager of, Boxwood Management. As such, he may be deemed to beneficially own the shares held by Boxwood Management or Boxwood Sponsor. Mr. Kadenacy disclaims such beneficial ownership except to the extent of his pecuniary interest therein. Each of MIHI and Boxwood Management disclaim such beneficial ownership except to the extent of their respective pecuniary interests therein. The principal business address of each of Boxwood Sponsor LLC, Boxwood Management Company, LLC, and Stephen M. Kadenacy is 8801 Calera Dr., Austin, TX 78735. The principal business address of each of MIHI LLC and MIHI Boxwood Sponsor is 125 West 55th Street, L-22, New York, NY 10019-5369. The principal business address of Macquarie Group Limited is 50 Martin Place, Sydney, NSW, C3, 2000.

(5)	Reflects the Distribution. Comprised solely of shares of Class A common stock issuable upon the redemption of Holdings Units (and an equal number of shares of Class B common stock) in exchange for Class A common stock in accordance with Holdings LLC Agreement and our Charter. 17,636,601 shares are held by AS&M Holdings LP (formerly known as “Atlas Technical Consultants Holdings LP”) and 2,187,500 shares are held by AS&M SPV, LLC (formerly known as “Atlas Technical Consultants SPV, LLC”). Collectively, BCP beneficially owns 19,824,101 Holdings Units and shares of Class B common stock representing 56.86% of the outstanding voting securities of the Company, respectively. The general partner of AS&M Holdings LP is AS&M Holdings GP LLC (formerly known as “Atlas Technical Consultants Holdings GP LLC”). AS&M SPV, LLC is the sole member of AS&M Holdings GP LLC. AS&M SPV, LLC is controlled by BCP Energy Services Fund, LP, BCP Energy Services Fund-A, LP and BCP Energy Services Executive Fund, LP (collectively, the “BCP Energy Services Funds”). The general partner of all three BCP Energy Services Funds is BCP Energy Services Fund GP, LP. The general partner of BCP Energy Services Fund GP, LP is BCP Energy Services Fund UGP, LLC. BCP Energy Services Fund UGP, LLC is managed by J.M. Bernhard, Jr. and Jeff Jenkins. Each of the BCP entities and Messrs. Bernhard and Jenkins may be deemed to beneficially own such shares directly or indirectly controlled, but each disclaims beneficial ownership of such shares in excess of its pecuniary interest therein. The principal business address of each of the BCP entities and Messrs. Bernhard and Jenkins is 400 Convention Street, Suite 1010, Baton Rouge, Louisiana 70802.
(6)	Comprised of 2,200,000 shares of Class A common stock. GSO Capital Opportunities Fund III LP (the “GSO Entity”) directly holds the reported shares shown above. GSO Capital Opportunities Associates III LLC is the general partner of GSO Capital Opportunities Fund III LP. GSO Holdings I L.L.C. is the managing member of GSO Capital Opportunities Associates III LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Entity. Blackstone Holdings I/II GP L.L.C. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the foregoing entities and individuals disclaims beneficial ownership of the securities held directly by the GSO Entity (other than the GSO Entity to the extent of its direct holdings). The principal business address of this stockholder is c/o GSO Capital Partners LP, 345 Park Avenue, 31st Floor, New York, New York 10154.
(7)	Comprised solely of shares of Class A common stock issuable upon the redemption of Holdings Units in exchange for Class A common stock in accordance with Holdings LLC Agreement and our Charter. PTE Holdings Inc. (“PTE”) directly holds 189,962 Holdings Units and an equal number of shares of Class B common stock representing 0.54% of the outstanding voting securities of the Company. PTE’s interest is held by Martha Maghsoud, Sarah Tahmoressi, David L. Miller, and the Rob Comey Family Trust and is controlled by David Miller. Each of Martha Maghsoud, Sarah Tahmoressi, David L. Miller, and the Rob Comey Family Trust may be deemed to beneficially own such shares note directly held or indirectly controlled, but each disclaims beneficial ownership of such shares in excess of its pecuniary interest therein. The principal business address of each of the foregoing is 1500 Broadway, Suite 1117, Lubbock, Texas 79401.
(8)	Comprised solely of shares of Class A common stock issuable upon the redemption of Holdings Units in exchange for Class A common stock in accordance with Holdings LLC Agreement and our Charter. 756,838 Holdings Units (along with an equal number of shares of Class B common stock) are held directly by Engineering & Testing Services Holdings Corporation (“ETSHC”), 289,881 Holdings Units (along with an equal number of shares of Class B common stock) are held directly by Engineering Services Holdings Corporation (“ESHC”) and 76,937 Holdings Units (along with an equal number of shares of Class B common stock) are held directly by CEL Consulting Holdings Corporation (“CELCHC,” and together with ETSHC and ESHC, the “Engineering & Testing Services Group”). The Engineering & Testing Services Group beneficially owns 1,123,656 Holdings Units and an equal number of shares of Class B common stock representing 3.22% of the outstanding voting securities of the Company. The Engineering & Testing Services Group entities are managed by Gary Cappa. Each of the Engineering & Testing Services Group entities may be deemed to beneficially own such shares directly or indirectly controlled thereby, but each disclaims beneficial ownership of such shares in excess of its pecuniary interest therein. Mr. Cappa may be deemed to beneficially own such shares directly or indirectly controlled thereby, but disclaims such beneficial ownership except to the extent of his pecuniary interest therein. The principal business address of Mr. Cappa, ETSHC and CELCHC is 2001 Crow Canyon Road, Suite 200, San Ramon, California 94583 and the principal business address of ESHC is 2791 S. Victory View Way, Boise, Idaho 83709.
(9)	Comprised solely of shares of Class A common stock. MIHI LLC (“MIHI”) is indirectly controlled by Macquarie Group Limited, a publicly listed company in Australia. Shemara Wikramanayake is the chief executive officer of Macquarie Group Limited and in such position has voting and dispositive power with respect to securities held by MIHI Boxwood Sponsor, LLC. By virtue of the relationships described in this footnote, Macquarie Group Limited and Ms. Wikramanayake may be deemed to share beneficial ownership of all shares held by MIHI Boxwood Sponsor, LLC. Each of Macquarie Group Limited and Ms. Wikramanayake expressly disclaims any such beneficial ownership, except to the extent of their individual pecuniary interests therein. The address of each of MIHI LLC is c/o Macquarie Capital (USA) Inc., 125 West 55th Street, L-22, New York, New York 10019-5369.
(10)	SCST, Inc. (“SCST”) beneficially owns 105,977 shares of Class A common stock representing approximately 0.30% of the outstanding voting securities of the Company. SCST’s wholly owned by John Kirschbaum. The principal business address of SCST and John Kirschbaum is 6280 Riverdale Street, San Diego, California 92120.
(11)	Includes shares received in the Distribution. Comprised of shares of Class A common stock held directly or issuable upon the redemption of Holdings Units (and an equal number of shares of Class B common stock) in exchange for Class A common stock in accordance with the Holdings LLC Agreement and our Charter.
(12)	Includes the beneficial ownership of the 1,123,656 shares of Class A common stock separately included in this Registration Statement as a result of Mr. Cappa’s ownership in the Engineering & Testing Services Group.

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